AH 2/22/2002

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-47724

ANNUAL AUDITED REPORT


02006087

FORM X-17A-5
PART III



RECEIVED
FEB 20 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

International Correspondent Trading, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 Washington Boulevard
(No. and Street)

Jersey City (City), NJ (State) 07301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilana Ben-Mayor (201) 222-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zell & Ettinger
(Name — *if individual, state last, first, middle name*)

3001 Avenue M (Address) Brooklyn (City), NY (State) 11210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilana Ben-Mayor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Correspondent Trading, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LESLIE J. MOSKOWITZ
Notary Public, State of New Jersey
My Commission Expires Sept. 5, 2005

[signature]
Signature

Executive V.P.
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTERNATIONAL CORRESPONDENT TRADING, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

ZELL & ETTINGER
CERTIFIED PUBLIC ACCOUNTANTS
3001 AVENUE M
BROOKLYN, NEW YORK 11210

Tel. (718) 692-1212
Fax. (718) 258-2485

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
International Correspondent Trading, Inc.
525 Washington Blvd.
Jersey City, New Jersey 07310

We have audited the accompanying statement of financial condition of International Correspondent Trading, Inc. as of December 31, 2001 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Correspondent Trading, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the financial statements entitled "Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Zell & Ettinger
Brooklyn, New York
February 4, 2002

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS	
Cash	$ 741,130
Receivables	152,613
Fixed Assets at cost,	
net of accumulated depreciation of $144,393	8,379
Other Assets	26,579
Security deposits	36,173
TOTAL ASSETS	$ 964,874
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$ 144,872
Accrued pension payable	79,334
TOTAL LIABILITIES	224,206
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 200 shares authorized;	
100 shares issued and outstanding	1,000
Additional paid-in capital	399,091
Retained earnings	340,577
TOTAL STOCKHOLDERS' EQUITY	740,668
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 964,874

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commission income	$6,122,657
Net gain from securities transactions	948,981
Interest and dividend income	13,644
Other income	176,134
TOTAL REVENUES	7,261,416
EXPENSES	
Salaries and commissions	5,137,345
Payroll tax and other expenses	66,058
Clearance and execution	335,178
Rent expense	86,299
Communications and information services	409,850
Telephone expense	98,829
Office expense	37,831
Brokerage fees	656,133
Professional fees	74,870
Consulting	16,350
Contributions	500
Insurance expense	82,059
Travel and entertainment	66,921
Filing fees	15,139
Training expense	9,532
Administrative expenses	44,488
Pension expense	79,334
Depreciation expense	25,214
TOTAL EXPENSES	7,241,930
NET INCOME BEFORE TAXES	19,486
INCOME TAXES	551
NET INCOME	$ 18,935

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 18,935
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	$ 25,214	
Decrease in receivables	124,547	
Decrease in accounts payable	<247,863>	
Increase in other assets	<26,579>	
Decrease in security deposits	20,230	
Increase in pension payable	79,334	
Decrease in salaries and commissions payable	<147,693>	
TOTAL CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		<153,875>
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in fixed assets	<18,692>	
Decrease in marketable securities	158,225	
TOTAL CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		139,533
NET DECREASE IN CASH		<14,342>
CASH AT BEGINNING OF YEAR		755,472
CASH AT END OF YEAR		$ 741,130

The accompanying notes are an integral part of this statement

INTERNATIONAL CORRESPONDENT TRADING, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
Stockholders' equity - January 1, 2001	$ 721,734	$ 1,000	$ 399,091	$ 321,643
Net income	18,934			18,934
Stockholders' equity - December 31, 2001	$ 740,668	$ 1,000	$ 399,091	$ 340,577

The accompanying notes are an integral part of this statement.

SUPPLEMENTARY INFORMATION

INTERNATIONAL CORRESPONDENT TRADING, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2001

Credits		
Stockholders' equity		$740,668
Debits		
Furniture and equipment, net	$ 8,379	
Other assets	26,579	
Other receivable	25,000	
Security deposits	36,173	
Total debits		96,131
Net capital before haircuts		644,537
Haircuts on securities		12,214
Net capital		632,323
Minimum requirement - the greater of 6-2/3% of aggregate indebtedness of $224,206 or $100,000		<100,000>
Excess net capital		$ 532,323
Ratio of aggregate indebtedness to net capital		32%

Aggregate indebtedness

Accounts payable and accrued liabilities	$144,872
Accrued pension payable	79,334
	$224,206

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The following summary of International Correspondent Trading, Inc.'s (the Company) major accounting policies is presented to assist in the interpretation of the financial statements.

Nature of Business

The Company is a broker/dealer, conducting a general securities business, with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers ("NASD"). The company engages in trading and other activities related to the securities industry.

The Company began operations in November of 1995.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned, and expenses are recorded when incurred.

Fixed Assets

Fixed assets including furniture, fixtures and equipment are recorded at cost. They are being depreciated on the straight-line method over the useful lives of the assets. New computer equipment purchases are being expensed as their useful lives are short term.

NOTE 2 - RECEIVABLE FROM CLEARING BROKER

The Company has entered into a contract with Correspondent Services Corporation ("CSC"), a fully owned subsidiary of Paine Webber Company, in which CSC will clear transactions introduced by the Company, as well as maintain, and provide cashiering functions for these accounts. These functions will include the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned, receiving and distributing payments, holding and safekeeping securities and payments received, handling of margin accounts, including paying and charging of interest, receipt and distribution of dividends and other distributions, and the processing of rights offerings, warrants, tender offers and redemption's.

For purposes of the SEC's financial responsibility rules and SIPC requirements, the Company's customers will be considered customers of CSC and not customers of the Company.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

CSC is responsible for compliance with Regulation T, 12 C.F.R. PART 220, the federal margin regulation of the Federal Reserve System. The Company is responsible for the collection of the required margin for each transaction, and the maintenance of such required margin for its accounts.

NOTE 3 - SECURITY DEPOSITS & LEASEHOLD AGREEMENTS

The Company leases office space from Trizechahn Newport, Inc. The original lease was renewed September 30, 2001 for an additional five years and expires in September 2006. The monthly rent paid is $7,793.17 payable the first of each month through September 30, 2004 and $8,203.33 monthly for the years through September 30, 2006.

The Company has a security deposit in the amount of $57,813 with its landlord of which $25,000 was scheduled to be returned in 2002 and is deemed a receivable for the financial statements. The deposit is held in an interest bearing account at Chase Manhattan Bank. In addition the Company has a security deposit with the NASDAQ for $3,360.

NOTE 4 - OTHER INCOME

Other income includes rebates and options trades cleared by various other brokerages.

NOTE 5 - MARKETABLE SECURITIES

The Company maintains various proprietary accounts in which it trades to accommodate its customers. As of December 31, 2001 there were no positions of securities.

NOTE 6 - INCOME TAXES

The Company elected to be treated as an S-Corporation for Federal, New York and New Jersey corporate tax purposes. An S corporation provides for elements of income and expense to flow through to the shareholders. The individual shareholders are taxed on this income at their respective personal income tax rates.

INTERNATIONAL CORRESPONDENT TRADING, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2001

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. While net capital and aggregate indebtedness change from day to day, as of December 31, 2001, the Company had net capital of $632,323, which exceeded requirements by $532,323.